UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Cassava Sciences, Inc.

(Exact name of registrant as specified in its charter)

Delaware	91-1911336
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

6801 N Capital of Texas Highway, Building 1, Suite 300	78731
Austin, Texas (Address of principal executive offices)	(Zip Code)

Warrants to Purchase Shares of Common Stock, Expiring on or before November 15, 2024	The Nasdaq Capital Market
(Title of each class to be so registered)	(Name of Each Exchange on Which Each Class is to be Registered)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered

The securities to be registered hereby are warrants (the “Warrants”) to be distributed to holders of common stock (the “Holders”) of Cassava Sciences, Inc. (the “Registrant”) as of December 22, 2023 (the “Record Date”). Holders may exercise their Warrants for shares of common stock, par value $0.001 per share, of the Company as specified under the terms of the warrant agreement to be entered into between the Registrant and Computershare Trust Company, N.A. as Warrant Agent (the “Warrant Agreement”), the form of which is included as Exhibit 4.1 hereto.

The Registrant will distribute the Warrants on or about January 3, 2023, to Holders as of the Record Date.

The Registrant has applied to list the Warrants to be registered hereby on The Nasdaq Capital Market under the symbol “SAVAW”.

On the distribution date of the Warrants, Holders will receive 0.4 of a Warrant per share of common stock they hold as of the Record Date (for example a Holder of 10 shares of Common Stock would receive four Warrants, rounded down to the nearest whole number for any fractional Warrant). Each Warrant will initially entitle the Holder to purchase, at the Holder’s sole and exclusive election, at a cash exercise price of $33.00, one share (as adjusted as described below, the “Basic Warrant Exercise Rate”) of common stock plus, to the extent described below, the Bonus Share Fraction. A Bonus Share Fraction entitles a Holder to receive an additional 0.5 of a share of common stock for each Warrant exercised (the “Bonus Share Fraction”) prior to the Bonus Share Expiration Date without payment of any additional exercise price.

The right to receive the Bonus Share Fraction will expire at 5:00 p.m. New York City time (the “Bonus Share Expiration Date”) upon the earlier of (i) the date specified by the Registrant upon not less than 20 business days’ notice and (ii) the first business day following the last day of the first 30 consecutive trading day period commencing on or after the distribution date in which the daily VWAP of the shares of common stock has been at least equal to the then applicable Bonus Share Expiration Trigger Price for at least 20 trading days (whether or not consecutive) (the “Bonus Price Condition”). Any Warrant exercised with an exercise date after the Bonus Share Expiration Date will not be entitled to any Bonus Share Fraction. The Registrant will make a public announcement via press release of the Bonus Share Expiration Date (i) at least 20 business days prior to such date, in the case of the Registrant setting a Bonus Share Expiration Date and (ii) prior to market open on the Bonus Share Expiration Date in the case of a Bonus Price Condition. The “Bonus Share Expiration Trigger Price” is initially $26.40.

The Warrants are redeemable in the Registrant’s sole discretion at any time with a redemption date on or after April 15, 2024. By public announcement only, the Registrant will provide at least 20 calendar days’ notice (the “Redemption Notice”) of the date selected for redemption (the “Redemption Date”). The redemption price upon any redemption shall be equal to 1/10 of $0.01 per Warrant. In the event of a redemption of the Warrants, Warrants will be exercisable until 5:00 p.m. New York City time on the Business Day immediately preceding the Redemption Date.

Unless earlier redeemed, the Warrants will expire and cease to be exercisable at 5:00 p.m. New York City time on November 15, 2024 (the “Expiration Date”).

Subject to applicable laws and regulations and the terms of the Warrant Agreement, the Warrants may be exercised at any time starting on the date of issuance until the earlier of (x) 5:00 p.m. New York City time on the Expiration Date and (y) 5:00 p.m. New York City time on the Business Day prior to the Redemption Date.

The Basic Warrant Exercise Rate is subject to certain adjustments for events including: (i) stock dividends, splits, subdivisions, reclassifications and combinations, (ii) rights issues, (iii) other distributions and spinoffs, (iv) cash dividends and distributions, and (iv) shareholder rights plans, in each case as set forth in the Warrant Agreement. The Bonus Share Fraction and the Bonus Share Expiration Trigger Price are subject to adjustment concurrently with adjustments to the Basic Warrant Exercise Rate.

Exercise of the Warrants is subject to the Ownership Limitation as set forth in the Warrant Agreement.

No fractional Warrants or fractional shares of common stock will be issued, and any such fractions that would otherwise be issuable will be rounded down as set forth in the Warrant Agreement.

The distribution of the Warrants has not been registered under the Securities Act because the issuance of a dividend in the form of a Warrant for no consideration is not a sale or disposition of a security or interest in a security for value pursuant to Section 2(a)(3) of the Securities Act. The Registrant will file a prospectus supplement, under its existing shelf registration statement, registering the shares of common stock underlying the Warrants.

The description of the Warrants contained in a form of prospectus or prospectus supplement relating to the Warrants subsequently filed by the Registrant pursuant to Rule 424(b) under the Securities Act of 1933, as amended, shall be deemed to be incorporated by reference herein.

Item 2. Exhibits

The following exhibits are filed as part of this registration statement:

No.	Exhibit

4.1	Form of Warrant Agreement between Computershare Inc., and its affiliate, Computershare Trust Company, N.A. and the Registrant (including the form of the Warrants)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Cassava Sciences, Inc.

Date: January 2, 2024	By:	/s/ Eric J. Schoen
Eric J. Schoen
Chief Financial Officer